Neal Wheeler

Assistant General Counsel, Corporate & Securities

October 2, 2009

Mr. Daniel Morris

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation

Form 10-K filed February 20, 2009

File No. 1-3671

Via Overnight Delivery and EDGAR

Dear Mr. Morris:

Based upon our conversation with Matthew Spitzer of your office, General Dynamics intends to respond to your letter dated September 22, 2009, on or before October 16, 2009. We understand this timing is acceptable to your office. Should you have any questions, please do not hesitate to contact me at (703) 876-3482.

Sincerely,

/s/ NEAL WHEELER
Neal Wheeler
Assistant General Counsel Corporate & Securities

2941 Fairview Park Drive

Suite 100

Falls Church, VA 22042-4513